UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_____________________

CLAIMSNET.COM, INC.
(Name of registrant as specified in charter)

Delaware	001-14665	75-2649230
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

17304 Preston Road, Suite 700, Dallas, Texas 75252

(Address of Principal Executive Officers)

____________________________

(972) 818-0720
Registrant’s Telephone Number, Including Area Code

14860 Montfort Drive, Suite 250, Dallas, Texas 75254
 (Former Name or Former Address, if Changed Since Last Report)

CLAIMSNET.COM, INC.
17304 Preston Road, Suite 700,
 Dallas, Texas 75252

Dear Stockholder:

This notice and the accompanying information statement are being provided to inform you that the Board of Directors of Claimsnet.com, Inc. (the “Company”) has approved a change in the majority of directors of the Company pursuant to the terms of that certain Amended Acquisition Agreement (the “Agreement), dated May 9, 2013, by and between the Company and TransCoastal Corporation.

The change in the majority directors of the Company shall take effect no less than ten (10) days after the enclosed information statement is first mailed to you.

No action is required by you.  The sole purpose of this letter and the enclosed Information Statement is to inform you of the actions described herein pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended.

THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS
AND NO STOCKHOLDERS’ MEETING WILL BE HELD
TO CONSIDER ANY MATTERS DESCRIBED HEREIN.

By Order of the Board of Directors, By: /s/Stuart G. Hagler Stuart G. Hagler Chief Executive Officer

                Dallas, Texas
May 17, 2013

CLAIMSNET.COM, INC.
17304 Preston Road, Suite 700,
 Dallas, Texas 75252

________________________

INFORMATION STATEMENT
May 17, 2013

_________________________

This information statement (this “Information Statement”), mailed on or about May 26, 2013, is being furnished to holders of record as of May 9, 2013 of shares of common stock, par value $0.001 per share (the “Common Stock”), of Claimsnet.com, Inc., a Delaware corporation (the “Company”), in connection with a proposed change in the majority of Directors of the Company and pursuant to the requirement of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder .

SUMMARY

On May 9, 2013, the Company entered into an Amended Acquisition Agreement (the “Agreement”) with TransCoastal Corporation (“TransCoastal”), a Texas corporation, pursuant to which the Company acquired a majority interest in TransCoastal Corporation, a Texas corporation. We issued a total of 3,721,036 shares of our Series F Preferred Stock ("Preferred Stock") in consideration for the TransCoastal selling stockholders 21,154,478 common stock shares of TransCoastal. The aforementioned shares represent 93.03% of the 22,740,590 total issued and outstanding common stock of TransCoastal.

In addition, the Agreement requires that the name of the Company will be changed to TransCoastal Corporation.  TransCoastal is an oil and gas exploration and production company focused primarily on the development of oil and gas reserves in the state of Texas

The Agreement also provides that the Company, at the time of the Closing, shall place all of the assets and liabilities constituting the current business of operations of the Company into a wholly owned subsidiary (the “Claimsnet Subsidiary”) of the Company and sell the Claimsnet Subsidiary to certain debt holders (the “Debt Holders”) of the Company in exchange for the cancellation by the Debt Holders of outstanding indebtedness owed to the Debt Holders by the Company.  The Debt Holders are expected to be Thomas Michel, a director of the Company, and National Financial Corporation (“NFC”) and J.R. Schellenberg (“Schellenberg”), who are principal stockholders of the Company.  Such sale will likely be held towards the end of the second fiscal quarter (June 30).

In accordance with the terms of the Agreement, the two current Class II members of the Company’s Board of Directors (the “Board”) shall resign from the Company’s Board subject to and at the Closing, and Don Crosbie, the remaining director, shall fill such vacancies with the following affiliates of TransCoastal; Stuart Hagler and W.A. Westmoreland.   In connection with the Agreement, the Board shall create an additional Class I Director position, and at the Closing Don Crosbie shall fill this vacancy with David May, also an affiliate of TransCoastal.  These appointments to the Board of Directors of the Company shall become effective not earlier than ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and the mailing of this Information Statement to the stockholders of the Company of record as of the Record Date but became effective at the closing.

This Information Statement is being mailed on or about May 27, 2013 to stockholders of record as of May 9, 2013.  This Information Statement is being delivered only to inform you of the corporate actions described herein before they take effect in accordance with Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATION PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE
COMPANY’S STOCKHOLDERS.

VOTING SECURITIES AND CHANGE IN CONTROL

As of May 9, 2013, the record date for determination of the stockholders entitled to receive this Information Statement (the “Record Date”), there were 35,644,656 shares of Common Stock of the Company issued and outstanding.  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Company’s equity holders.

As of May 9, 2013 our issuance of the Series F Preferred Stock has resulted in a change in control of the Company.  Each share of Preferred Stock issued has the attribute of having the voting right equal to 1,170.076 shares of common stock thereby giving the selling TransCoastal stockholders control of the Company with the ability to vote 99.2% of all the votes eligible to vote for any matter brought before our equity holders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Common Stock and Preferred Stock of the Company as of May 9, 2013 after giving effect to the acquisition of TransCoastal by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock or Preferred Stock, (ii) each of the Company’s directors, (iii) the Company’s Chief Executive Officer and the Company’s other most highly compensated executive officers whose compensation exceeded $100,000 during the last fiscal year (the “Named Executive Officers”), (iv) each of our key employees and (v) all of the directors, executive officers and key employees as a group.

As used in the table below and elsewhere in this Information Statement, the term “beneficial ownership” with respect to a security is interpreted in accordance with Rule 13d-3 of the Exchange Act.  Under this rule and related rules, a person is deemed to beneficially own a security if the person has sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s).  Under these rules more than one person may be deemed to be a beneficial owner of the same securities.  However, for purposes of computing the aggregate number of shares owned by officers and directors as a group in the following table, the same shares are not counted more than once.  Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Beneficial ownership includes shares issuable upon exercise of options and warrants exercisable within sixty days, and issuable upon conversion of the preferred stock within sixty days.

Except as otherwise noted below, the address of each of the persons in the following tables is c/o Company, 17304 Preston Road, Suite 700, Dallas, Texas 75252

COMMON STOCK SHARES BENEFICIALLY OWNED

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Voting Power

Don Crosbie, Director	0	0	*

J. R. Schellenberg (1) Kohlrainstrasse 1 Kusnacht Switzerland CH-8700	2,845,206	8.0	*

Elmira United Corporation Swiss Tower – 16th Floor Panama Republic of Panama	17,999,466	50.5	*

All our directors and executive officers as a group (1 person)	0	0	*

*        Less than one percent.

(1)
Includes 2,103,206 shares owned of record by National Financial Corporation by virtue of Mr. Schellenberg serving as President and Director of MNS Enterprises, Inc, which in turn manages the activities of National Financial Corporation pursuant to a management agreement.

PREFERRED STOCK SHARES BENEFICIALLY OWNED

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Voting Power

Stuart G. Hagler, Director, CEO	1,025,574	27.6	27.3
W.A. Westmoreland, Director, President-Operations	1,019,592	27.4	27.1

David May, Director, President-Acquisitions	1,007,667	27.1	26.8

Judson F. Hoover, CFO	14,956	*	*
All our directors and executive officers as a group (4 persons)	3,067,789	82.2	81.2

As described above pursuant to the Agreement, which was signed on May 9, 2013, we acquired a majority interest in TransCoastal Corporation, a Texas corporation. We issued a total of 3,721,036 of our Series F Preferred Stock ("Preferred Stock") in consideration for the TransCoastal selling stockholders 21,154,478 common stock shares of TransCoastal. The aforementioned shares represent 93.03% of the 22,740,590 total issued and outstanding common stock of TransCoastal. Each share of Preferred Stock issued has the attribute of having the voting right equal to 1,170.076 shares of common stock thereby giving the selling TransCoastal stockholders control of the corporation with the ability to vote 99.2% of all the votes eligible to vote for any matter brought before our equity holders.

The Agreement also provides that we will amend our charter the name of Claimsnet will be changed to TransCoastal Corporation, and TransCoastal, as a subsidiary of TransCoastal Corporation will change its name to TransCoastal Corporation-Texas.  TransCoastal is an oil and gas exploration and production company focused on the development of oil and gas reserves in the state of Texas..

The Agreement also provides that the Company, at the time of the Closing, shall place all of the assets and liabilities constituting the current business operations of the Company into a Claimsnet Subsidiary, ANC Holdings, LLC and in the near future sell the Claimsnet Subsidiary to the Debt Holders in exchange for the cancellation by the Debt Holders of indebtedness owed to the Debt Holders, by the Company.

As a condition precedent to TransCoastal’s obligation to consummate the Transaction, the current two Class II members of the Company’s Board resigned from the Company’s Board and Don Crosbie, the remaining director, filled the resulting vacancies in the Company’s Board with the following two (2) designees of TransCoastal: Stuart G. Hagler and W.A. Westmoreland. The Board  also created an additional Class I director position, and Don Crosbie filled that vacancy with another TransCoastal designee: David May.  The appointment of such TransCoastal Board Member designees shall be effective no earlier than 10 days after the filing of this Information Statement with the SEC and the mailing of this Information Statement to Company stockholders of record as of the Record Date.

Along with the change in control, the Company will, going forward, have as its primary business the exploration and production of oil and natural gas.  The background and experience of the new members to be appointed to our Board pursuant to the Agreement reflect this change in the primary business of the Company.

The description of the Agreement throughout this Information Statement is qualified by reference to such document, a copy of which was filed as exhibit to the Company’s Quarterly Report on Form 10-Q filed by the Company on May 7, 2013.

DESIGNEES OF TRANSCOASTAL TO THE COMPANY’S BOARD OF DIRECTORS

The following information was provided to the Company by TransCoastal with respect to TransCoastal’s designees (the “Designees”) to the Company’s Board.  Each person listed below is a citizen of the United States.

Stuart G. Hagler, is a director and Chief Executive Officer for TransCoastal and has been with TransCoastal since its inception in 1998. He is also the Manager and Member of TransCoastal Partners, LLC, a company that manages TransCoastal’s oil and gas joint venture partnerships. In 1987 he received his Bachelor's degree in Economics from Southern Methodist University in Dallas, Texas and in 2009 he received his Master's Degree in Business Administration from the same school. His primary responsibility as CEO is overseeing the day-to-day activities and managing the strategic direction of TransCoastal.

David J. May, is a director and President-Acquisitions for TransCoastal and has been with TransCoastal since its inception in 1998. Mr. May is also a Manager and Member of TransCoastal Partners, LLC, a company that manages TransCoastal’s oil and gas joint venture partnerships. His primary responsibilities are for lease acquisition working directly with prospect generation sources, and the due diligence associated with those properties.

W. A. Westmoreland, is a director and President-Operations for TransCoastal and has been with TransCoastal since its inception in 1998 and serves as a Manager and Member of TransCoastal Partners, LLC, a company that manages TransCoastal’s oil and gas joint venture partnerships. Mr. Westmoreland's primary responsibility is overseeing operation of the corporations existing wells and supervising the drilling of the corporation's new wells through TransCoastal's operating subsidiary CoreTerra Operating LLC.

None of the Designees (i) has a familial relationship with any of the Directors or executive officers of the Company, (ii) beneficially owns any securities, (iii) except for the Agreement, has any rights to acquire securities of the Company, (iv) is a party to the Company or has a material interest adverse to the Company in any legal proceeding, and (v) has been involved in any legal proceedings listed in Items 401(f) of Regulation S-K in the past 10 years, except as set forth below:

The primary income producing business activity of the Company has become the exploration and production of oil and natural gas.  All three of the aforementioned Designees are founders of TransCoastal and each has over twenty years’ experience in the oil and gas industry.  As a management team, they have historically participated in the drilling and managing of over 250 hydrocarbon wells and in addition, currently carry on an active well drilling program and manage/operate over 90 producing wells located primarily in the State of Texas.

On April 16, 2008, Stuart Hagler, David May, W.A. Westmoreland, TransCoastal Partners, LLC, and the Couba Du Large Joint Venture entered into a Stipulation with the California Securities Commissioner, without admitting or denying any of the opinions or findings in the D&R Order, that alleged that joint venture interests were offered and sold in California by TransCoastal Partners and the named individuals "without being qualified in violation of California Corporations Code section 25110". The aforementioned parties settled with the State of California stipulating and agreeing to the finality of the D&R Order, which prevents them from offering securities in California unless the securities are qualified under applicable California securities law or exempt therefrom.

IDENTIFICATION OF DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth the name, age and present occupation or employment, material occupations, positions, offices or employment for the past five years, of the directors, executive officers and key employees of the Company as of the date hereof.

NAME	AGE	POSITION
Don Crosbie	69	President, ANC Holdings, LLC and Chairman of the Board of Directors.
Stuart G. Hagler	49	Chief Executive Officer, Director Designee
W.A. Westmorland	51	President-Operations, Director Designee
David May	49	President-Acquisitions, Director Designee
Judson F. Hoover	55	Chief Financial Officer

The following is certain summary information with respect to our executive officers and directors. The biographies of Messrs. Hagler, Westmoreland and May are described above.

DON CROSBIE was recently appointed President, Chief Executive Officer of our Subsidiary, ANC Holdings, LLC. He is our former President and current Chairman of the Board positions he has held since October 2002. From July 2001 until October 2002, Mr. Crosbie was President and CEO of Xactimed, a claims processing and clearinghouse company serving the hospital market. In the year he was at Xactimed, it experienced a dramatic turnaround, with revenue growing 150% over the prior year and an operating profit was achieved as compared to a significant operating loss for the prior year.  From September 2000 to July 2001, Mr. Crosbie served as CFO and President of North American Operations of Blue Wave Systems, a high density DSP board supplier to the telecom infrastructure market, including media gateways and 2 ½ and 3 G wireless. He joined Blue Wave with a corporate strategic direction to identify and complete a sale of the company. This was accomplished in July 2001 with the sale of the company to Motorola for $125 million. The breadth of Mr. Crosbie’s experience led the board to believe this individual is qualified to serve on the board of directors.

Judson “Rick” F. Hoover Chief Financial Officer. Prior to his recent appointment with Claimsnet Mr. Hoover from December 2004 to March 2007 served as Chief Financial Officer for Ness Energy International, a publicly traded oil and gas company with operations in Texas and Israel.  From June 2007 to June 2009, he served as Controller for Union Drilling, Inc., another publicly traded oil field services company, and from March 2011 to September 2012 he served as Chief Financial Officer for Sun River Energy, a publically traded independent oil and gas company. Mr. Hoover joined TransCoastal as Chief Financial Officer in January, 2013.
Mr. Hoover is a licensed CPA from the State of Colorado. Mr. Hoover has a B.S. in Accounting and a Masters Degree in Taxation from the University of Colorado at Denver.

Messrs. Hagler, Westmoreland, May and Hoover are our executive officers. The Company’s officers are appointed by our board of directors and do not currently have employment, severance or change of control agreements with the Company. It is anticipated however that the Board will be considering employment agreements with the Company's new executive officers within the near future.   The officers are employed on an “at will” basis and may be removed by our board of directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On April 29, 2013, the Company issued an unsecured promissory note upon receipt of $25,000 from J.R. Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note are due on demand with seven days written notice.

On March 27, 2013, the Company issued an unsecured promissory note upon receipt of $20,000 from Schellenberg, a related party.  The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note and due on demand with written notice.

On September 7, 2012, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note are due on demand with seven days written notice.

On April 26, 2012, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note are due on demand with seven days written notice.

On February 8, 2012, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note are due on demand with seven days written notice.

On January 17, 2012, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payment equal to the principal and accrued and unpaid interest on the note are due on demand with seven days written notice.

On November 30, 2011, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On October 31, 2011, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On September 29, 2011, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On September 27, 2011, the Company entered into Amendment Number 2 to that certain Unsecured Promissory Note by and between Claimsnet and Novinvest Associated S.A. dated September 9, 2010. Pursuant to the amendment, effective September 9, 2011, the Due Date on Unpaid Principal and Interest was changed to September 9, 2013. All other terms of the original agreement remain in effect.

On August 29, 2011, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On July 27, 2011, the Company issued an unsecured promissory note upon receipt of $25,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On May 3, 2011, the Company issued an unsecured promissory note upon receipt of $40,000 from National Financial Corporation, a related party. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On March 2, 2011, the Company issued an unsecured promissory note upon receipt of $15,000 from Mr. Thomas Michel, a director. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

On March 2, 2011, the Company issued an unsecured promissory note upon receipt of $15,000 from Schellenberg. The note bears interest at the rate of 1.75% per annum.  Payments equal to the principal and accrued and unpaid interest on the note are due on demand.

The Agreement provides that Company will sell the Claimsnet Subsidiary to the Debt Holders in exchange for the cancellation by the Debt Holders of outstanding indebtedness owed to the Debt Holders by the Company.  The Debt Holders are expected to be Thomas Michel, a former director of the Company, and NFC and Schellenberg, who are principal stockholders of the Company.

       All of the foregoing transactions involving related parties were on terms believed to be at least as favorable to us as obtainable from unaffiliated third parties and approved by a majority of our independent and disinterested directors.  Additionally, all future transactions with related parties will be similarly on terms believed to be at least as favorable to us as obtainable from unaffiliated third parties and approved by a majority of our independent and disinterested directors.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file reports of ownership and changes in ownership with the SEC.  The SEC has designated specific due dates for such reports, and the Company must identify in this Schedule 14F those persons who did not timely file such reports.

Based solely upon review of Forms 3 and 4 and amendments thereto, and any written representations furnished to the Company pursuant to Rule 16a-3(e) of the Exchange Act, the Company believes that, during the fiscal year ended December 31, 2012, its directors and officers, and persons who beneficially own more than 10% of its Common Stock, complied with all applicable filing requirements.  We have notified all known beneficial owners of more than 10% of Company Common Stock of their requirement to file annual reports with the SEC.

GOVERNANCE OF THE COMPANY

Structure. Our business is managed under the direction of our Board. Our Board is divided into two classes.  The Class I directors are currently Mr. Crosbie and subject to taking office pursuant to Rule 14f, Mr. May.  Also subject to taking office in accordance with Rule 14f are the Class II director designees Messrs. Hagler and Westmoreland. Each director is elected for a term of two years, except when the election by the Board to fill a vacancy, in which case the director’s term expires at the next annual meeting of stockholders.

Our general policy is for all major decisions to be considered by the Board as a whole. The Board performs its oversight function through meetings of its members. The directors are expected to attend all meetings of the Board, and to devote the time needed to fulfill their responsibilities. During our fiscal year ended December 31, 2012 (“fiscal 2012”), Directors held five meetings. All persons who were directors during fiscal 2012 attended at least 75% of the total of Board meetings. Although our Bylaws allow for the formation of committees, at present we do not have any separately standing committees and our entire board of directors acts as our committees.

Family Relationships  These are no family relationships between or among any of our directors and executive officers.

Director Independence. Our Board currently has no independent members as all are employed by the Company or its subsidiaries. The Company is currently searching for independent board candidates. The Board has determined that each of its non-management members must meet the criteria for independence under the NASDAQ objective standards.

Board Leadership. Under our Bylaws, the Board may appoint one of its members as Chairman to preside at meetings of the Board and the stockholders. These functions are separate from the day-to-day management role of the CEO, but may be performed by the same person. Mr. Crosbie has served as our Chairman of the Board as well as CEO since October 2002. The Board believes this leadership structure furthers its oversight objectives and capabilities by taking advantage of Mr. Crosbie’s operating experience and perspective in setting priorities and addressing critical issues. Business that comes before the Board is managed more thoroughly and more efficiently through the CEO serving also as Chairman of the Board. Based on these advantages and the strong personal history Mr Crosbie brings to the Board, the Board does not believe any corporate governance benefit would be achieved for the Company or its stockholders by requiring its Chairman to be an independent director.

Risk Management Oversight. Our risk management program is overseen by the full Board as an integral part of its strategic planning to identify and address the operational, financial, personnel, technological and regulatory risks inherent in our business. The independent directors receive periodic updates from senior management to broaden their understanding of our risk identification, management and mitigation strategies. In addition, the Board meets periodically with management to discuss major financial risk exposures and the steps being taken to monitor and control those exposures. Our management regularly evaluates these controls and updates the Board on their status and effectiveness.

Communications. As a general policy, our management speaks for the Company. Members of our Board meet periodically with our auditors, with and without participation by management. Stockholders or other parties interested in communicating with the non-management directors as a group or with the Board may contact us by writing to Investor Relations Administration at our corporate office located at 17304 Preston Road, Suite 700, Dallas, Texas 75252 or by using the contact procedures provided on our website, at www.claimsnet.com. The Board has delegated responsibility for initial review of stockholder communications to the Company’s Secretary. In accordance with the Board’s instructions, the Secretary will forward the communication to the director or directors to whom it is addressed, except for communications that are: (1) advertisements or promotional communications; (2) solely related to complaints by vendors or customers with respect to ordinary course of business issues; or (3) clearly unrelated to our business, industry, management or Board matters. In addition, the Secretary will make all communications available to each member of the Board, at the Board’s next regularly scheduled meeting.

Committees. At present, we do not have a separately standing audit committee and our entire board of directors acts as our audit committee. None of the members of our Board meet the definition of “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated by the SEC. We have not retained an audit committee financial expert because we do not believe that we can do so without undue cost and expense. Moreover, we believe that the present members of our Board, taken as a whole, have sufficient knowledge and experience in financial affairs to effectively perform their duties.

At present, we do not have a separately standing compensation committee and our entire Board acts as our compensation committee. Management approves all compensation decisions of non-management employees as ordinary course of business issues. The Board approves all management compensation decisions. Our directors do not receive any compensation for serving on our Board. We believe that management and the present members of our Board, taken as a whole, have sufficient knowledge and experience to effectively perform their duties.

At present, we do not have a separately standing nominating committee and our entire Board acts as our nominating committee. We have not retained a standing nominating committee because until the Agreement we have not needed to replace any existing directors or, except pursuant to the Agreement, add to the number of directors as a whole. We believe that the present members of our Board, taken as a whole, have sufficient knowledge and experience to effectively perform their duties. The Board will consider qualified nominees recommended by stockholders, who may submit recommendations through a written notice as described under “Governance of the Company – Communication” above. To be considered by the Board for nomination as a director for election at our next annual meeting, a stockholder nomination: (1) must be submitted in writing at least 30 days prior to the annual meeting of stockholders; (2) must contain a statement by the stockholder that such stockholder holds, and has continuously held for at least a year before the nomination, at least 1% of the shares of Common Stock and that such stockholder will continue to hold at least that number of shares through the date of the annual meeting of stockholders; and (3) must be accompanied by a description of the qualifications of the proposed candidate and a written statement form the proposed candidate that he or she is willing to be nominated and desires to serve, if elected. Nominees for director who are recommended by the Company’s stockholders will be evaluated in the same manner as any other nominee for director.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid or accrued by us for services rendered in all capacities during the years ended December 31, 2012 and 2011 by Chief Executive Officer and each of our most highly compensated executive officers and key employees whose compensation exceeded $100,000 during the year ended December 31, 2012.
SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY $	ALL OTHER COMPENSATION $ (1)	TOTAL $
Don Crosbie	2012	$146,000	$1,460	$147,460
CEO	2011	$138,138	$1,381	$139,519

Gary Austin	2012	$135,000	-	$135,000
VP - Operations	2011	$129,731	-	$129,731

K. Scott Spurlock	2012	$140,175	-	$140,175
VP - Development	2011	$138,581	-	$138,581

(1)           Company match on employee contributions to the Company’s 401(k) plan.
In 2011 and 2012, none of our executive officers or key employees received, nor do we have any arrangement to pay, any bonus stock awards, option awards, non-equity incentive compensation, or other compensation other than as noted in the table above.

All options previously granted by the Company were cancelled as of May 9, 2013.

DIRECTOR COMPENSATION

During the year ended December 31, 2012, directors neither received nor accrued compensation for their services as directors other than reimbursement of expenses relating to attending meetings of the Board.

1997 STOCK OPTION PLAN

In April 1997, our Board and stockholders adopted the 1997 Stock Option Plan (the “1997 Plan”). The 1997 Plan provides for the grant of options to purchase up to 1,307,692 shares of Common Stock to our employees, officers, directors, and consultants. Options may be either "incentive stock options" or non-qualified options under the Federal tax laws. Incentive stock options may be granted only to our employees, while non-qualified options may be issued to non-employee directors, consultants, and others, as well as to our employees.

The 1997 Plan is administered by "disinterested members" of the Board or the compensation committee, who determine, among other things, the individuals who shall receive options, the period during which the options may be exercised, the number of shares of Common Stock issuable upon the exercise of each option, and the option exercise price.

Subject to some exceptions, the exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted. The per share exercise price of the Common Stock subject to a non-qualified option may be established by the Board, but shall not be less than 85% of the fair market value per share of Common Stock on the date the option is granted. The aggregate fair market value of Common Stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000 on the date of grant.

No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee. In the event of termination of employment or engagement other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option to the extent exercisable at the time of termination, unless otherwise determined by the Board.  Upon termination of employment of an optionee by reason of death or permanent and total disability, the optionee's incentive stock options remain exercisable for one year to the extent the options were exercisable on the date of such termination. Options may not be granted under the 1997 Plan beyond a date ten years from the effective date of the 1997 Plan. Subject to some exceptions, holders of incentive stock options granted under the 1997 Plan cannot exercise these options more than ten years from the date of grant. Options granted under the 1997 Plan generally provide for the payment of the exercise price in cash and may provide for the payment of the exercise price by delivery to us of shares of Common Stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of these methods.

Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the 1997 Plan. As of December 31, 2012, there were outstanding options to purchase an aggregate of 400,000 shares at an exercise price of $.35 per share and 907,692 shares remain available for option grants.

The following table summarizes and combines the stock option activity under the 1997 Plan and the Directors’ Plan through December 31, 2012. Please note that all of the options granted below have now been cancelled effective May 9, 2013 and the Company currently has no outstanding options or warrants and is presented here for historical purposes only:

	NUMBER OF SHARES	PER SHARE EXERCISE PRICE	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding options-December 31, 2010	700,676	$0.30-1.25	$0.40
Granted	-	-	-
Expired and/or Cancelled	30,000	0.50-1.25	1.13

Outstanding options-December 31, 2011	670,676	$0.30-0.60	$0.36
Granted	-	-	-
Expired and/or Cancelled	270,676	0.30-0.60	0.38

Outstanding options-December 31, 2012	400,000	$0.35	$0.35

Options exercisable-December 31, 2012	400,000	$0.35	$0.35

Outstanding options as of December 31, 2012, had a weighted average remaining contractual life of approximately 1.2 years. Vested options had a weighted average remaining contractual life of 1.2 years as of December 31, 2012. At December 31, 2012, 907,692 shares remain available for option grant under the Company’s 1997 Plan. There were no options available for grant under the Company’s Directors’ Plan. There was no intrinsic value for unvested and vested options at December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAIMSNET.COM, INC.

By:	/s/ Stuart G. Hagler
Stuart G. Hagler,
Chief Executive Officer

Dated:  May 17, 2013